Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Evtol

Joby Aviation’s leadership team on going public and the next decade of challenges

Brian Garrett-Glaser

24 February 2021

Joby Aviation announced on Feb. 24 it will become a public company via merger with special purpose acquisition company (SPAC) Reinvent Technology Partners in a deal that will net the company $1.6 billion in capital.

That cash will be put to good use with the ambitious goals Joby has laid out: certification by 2024, manufacturing 14,000 airframes in the next decade and launching operations across 20 cities.

eVTOL.com managing editor Brian Garrett-Glaser spoke briefly with three members of Joby Aviation’s leadership team moving forward: founder and CEO JoeBen Bevirt, chairman of the board Paul Sciarra, and Reinvent co-director Reid Hoffman, who will join the board of Joby once the deal closes late this year.

eVTOL.com: Let’s start with the deal itself. With so much discussion and activity around SPACs in the eVTOL sector, I have spoken to quite a few founders and investors about this and there are concerns raised about potential misaligned incentives moving from private to public markets when dealing with a long time horizon technology company such as Joby.

There’s also the question of — I know you’re confident you have raised enough capital and will certify the aircraft by 2024, but what if there are unexpected delays and you have to go back to the well to raise more, and how is that different as a public company versus a private company?

In short, why is this the correct funding vehicle for Joby?

Paul Sciarra: We talked to Reid and the broader Reinvent team and said, you know, we don’t know anything about what SPAC terms look like but we do know what private rounds look like, and in private rounds no one is rushing for the exit after the deal. Existing investors, management teams, new investors sort of lock arms to build value over the long term, and not percentages of the value but multiples of the value.

So we tried to capture that in the structure that I think you see in the deal terms. We felt it was not only the right partner but the right structure — and also the right time for us, when we had high confidence around the technical capabilities of the aircraft, confidence around the certification path that’s going to be required, and the things we needed to do on what timeframe to deliver on the milestone we plotted out.

But Reid has a really interesting perspective on why it’s particularly interesting for a company like Joby to be a public company a little bit earlier than we might have.

Reid Hoffman: Firstly, plus one to everything Paul said. As a function of the deal, the sponsor economics have different phases along five years and different price targets about growing into the future. So it isn’t a “this year” trade; it’s a “grow forward,” and we show that where our economic incentives are, not just with our words.

One of the reasons why I actually think being public is very helpful here is because public institutions have higher levels of accountability and scrutiny and participation. So, when you ask the question of how Joby gets to its mission — you need to have the buy-in of cities and communities, you need to have the buy-in of the FAA and regulation — the public nature of the company helps with all of that.

And then in terms of raising the money, we had a highly subscribed [private investment in public equity] with a bunch of word-class long-term investors. That obviously helps if there is a need to go back to the well; you have partners with you who are also long-term and invest in the future.

eVTOL.com: Where are you in the prototype’s flight test program today and when do you expect to prove out the aircraft’s 150-mile range?

Paul Sciarra: We’re sort of mid flight test program with the vehicle you saw flying today, about a few hundred flight tests in. We have done extended distance flights and then we’ve got an extrapolation to the 150 miles of range based on the power consumption, but we’ll be hitting those range milestones likely in the upcoming quarters.

eVTOL.com: Will the aircraft be certified to fly in instrument meteorological conditions (IMC)?

Paul Sciarra: Our first certification is going to be visual flight rules (VFR). Obviously, the vehicle will be built for instrument flight rules (IFR); we’re just going to catch that as a supplemental certification a little bit after the initial type certification.

eVTOL.com: And Joby is sticking to its plans to vertically integrate the service as well, rather than selling the aircraft, correct?

Paul Sciarra: We think the right way to take this to market is to not only be the manufacturer but also operate the vehicle, delivering the air transportation as a service directly, or at the very least indirectly, to customers on the other side. So we’ve got no plans for individual sale or sales to others and certainly none of the projections that we have here contemplate that.

JoeBen Bevirt: There is a massive amount of value that gets created by the recurring revenue stream that each of these aircraft generate.

eVTOL.com: How is Joby thinking about securing the pilots needed to operate the company’s networks in years to come?

Paul Sciarra: We started thinking about this a long time ago when we started the formal certification process with the FAA, and some of the approaches that we’re taking on the certification basis that we have take pilot recruitment into account. Because the aircraft is going to be certified under Part 23 rules, that means we’re going to be looking at the broader pool of fixed-wing pilots as opposed to the smaller pool of helicopter or the even smaller pool of powered lift pilots.

Likewise, internally we started to build the resources to begin to really tackle that problem. Bonny Simi came onboard a little bit ago and previously worked at JetBlue on this very problem. She was personally responsible for standing up their pilot training funnel, both on the recruitment and the training effort.

So, the combination of those two things — the [certification] approach and the kind of pilots that we’re going to be looking for, and the fact that we have some capability in-house to do that — I think is going to put us in good stead for being able to scale the service and the pilots as needed, at least in the first few years of launch.

eVTOL.com: For infrastructure projects that we see moving forward, do you expect there will be helipads or vertiports that only allow electric vehicles to take off and land at that location?

Paul Sciarra: We think it’s going to be tied to the noise profile of the vehicle for really obvious reasons — the frequency of takeoff and landing — and the noise that’s associated with a vehicle doing that is going to be super important.

If you take a look at the permitting for new helipads at current, most of the work that’s done is really about noise studies and understanding what that’s going to do to surrounding communities. So, whether explicitly or implicitly, I think there’s going to be a high emphasis on delivering a vehicle that is really quiet and we feel good about where we stand on that front. With another power train you might be able to deliver that kind of noise, but we’re not aware of it.

JoeBen Bevirt: And to add to that, there’s a bit of an assumption in the eVTOL industry, or about the industry, that just by making it electric you make it quiet. My realization in the early ’90s was that electric had the potential to be a transformational unlock to the acoustics. But it’s a necessary condition, not a sufficient condition, and you have to do really careful, rigorous work over a long period of time to get it right.

And it’s not just the absolute noise level, it’s also the character of the noise. We put a lot of work into making it sound more like the wind in the trees than the WOPWOP of a helicopter or the whine of a drone. That’s really about the holistic design of our aircraft and it took a lot of really rigorous engineering and testing to get it right.

eVTOL.com: I want to ask about the socioeconomic impact of aerial ridesharing service. In the event that Joby is a runaway success and we see somewhat widespread adoption of eVTOLs for travel and commute, we’re talking about more affluent people potentially opting out of the transportation infrastructure everyone else relies on and quite literally flying over it. How are you thinking about this and ensuring the overall impact of the service is positive for all?

JoeBen Bevirt: We’re really excited for what this will mean for taking traffic off of highways. Even if we only reach 10 or 20 percent of total trips traveled, that is a huge relief for overcrowded infrastructure, and we think will make travelling much better for everyone.

I also want to point out that from the very beginning Paul and I have been incredibly focused on delivering this at a price point which is accessible to everyone. That is central to every decision we made about design of the aircraft and design of the network such that we can progressively drive down the cost.

The goal is for this to be a less expensive mode of transport than driving over time. You see that today with commercial aviation where it’s not only our lowest-cost mode of transport, it’s our fastest and our safest. It has been proven out that aircraft, given their incredibly long life — even though they are expensive as a capital asset — the productivity that they provide, the utility that they provide, makes them really transformational.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction,

(v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.